

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 6, 2017

Via Email
James D. Gray
Chief Financial Officer
Ingredion Incorporated
5 Westbrook Corporate Center
Westchester, Illinois 60154

      Re: **Ingredion Incorporated**
             Form 10-K for Fiscal Year Ended December 31, 2016
             Filed February 22, 2017
             File No. 001-13397

Dear Mr. Gray:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2016

General

1.   You state on page 16 of the 10-K that with your acquisition of TIC Gums you now sell products made from acacia gum, approximately half of which you purchase in Sudan. Additionally, you state on page 4 of the 10-K that approximately 10% of your 2016 net sales were from operations in your Europe, Middle East and Africa segment.

        Sudan and Syria, countries located in Africa and the Middle East, are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, distributors, partners, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Financial Statements and Supplementary Data, page 52

Notes to the Consolidated Financial Statements, page 59

Note 13 – Segment Information, page 89

3. The Business section of your filing includes a separate discussion of starch products, sweetener products, specialty ingredients and co-products and other. In view of these product categories, explain to us how you have considered the disclosure requirements of FASB ASC paragraph 280-10-50-40.

4. We note from previous correspondence that your operating segments are not being aggregated and are the same as your reportable statements. If this remains consistent with your current segment presentation, expand your disclosure to indicate that your operating segments have not been aggregated to produce your reportable segments. See FASB ASC paragraph 280-10-50-21.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Ethan Horowitz *for*

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources